2ND STORY of Level 1 printed in FULL format.
                       Copyright 1996 Business Wire, Inc.
                               Business Wire

                           June 20, 1996, Thursday

DISRIBUTION:  Business Editors

LENGTH:  273 words

HEADLINE: Veterinary Centers of America announces completion of acquisition of Pets' Rx

DATELINE:  SANTA MONICA, Calif.

BODY:
   June 20, 1996--Veterinary Centers of America Inc. (NMS:VCAI/VCAIW) today announced that is has completed its acquisition of Pets' Rx Inc.

   Pets Rx Inc. operates 16 veterinary hospitals located in California and Nevada. VCA acquired Pets' Rx for approximately 800,000 shares of its common stock. The acquisition will be accounted for as a pooling of interests.

   Bob Antin, chief executive officer of VCA, said, "The acquisition of Pets' Rx Inc. strengthens our animal hospital operations in Northern California and expands our network to include the state of Nevada. The acquisition of these 16 veterinary hospitals is a significant step in realizing our acquisition goals for this fiscal year."

   Separately, VCA said that it expects to mail its Joint Proxy
Statement/Registration Statement in connection with its planned merger with The Pet Practice Inc. next week. Subject to satisfaction of all conditions to closing the merger with The Pet Practice Inc. is expected to be completed in late July, 1996.

   VCA operates one of the largest networks of animal hospitals and veterinary-exclusive laboratories in the nation, servicing over 8,000 animal hospitals located in 40 states. In addition, VCA is the managing general partner of Vets Choice, a joint ventrue with Heinz Pet Products, an afiliate of H.J. Heinz Co. (NYUSE:HNZ), which markets and distributes a complete line of specialty pet foods.

   CONTACT:  Veterinary Centers of America Inc.
                        Robert L. Antin or Tomas Fuller, 310/392-9599

LANGUAGE: ENGLISH

LOAD-DATE:  June 21, 1996